News Release

Sun Life Financial

Sun Life Financial completes acquisition of U.S. Employee Benefits business of Assurant

Combined capabilities and scale strengthen Sun Life's leadership position in U.S. group benefits – one of company's four strategic pillars of growth

TORONTO, ON and WELLESLEY, MA – (March 1, 2016) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced the completion of the purchase of the U.S. Employee Benefits business of Assurant, Inc. (Assurant) (NYSE: AIZ). The acquired business adds new capabilities and scale and makes Sun Life Financial U.S. the sixth-largest group benefits business in the U.S.[1] The acquisition was announced on September 9, 2015.

"Today is an important milestone for us, and we welcome a talented group of employees and valued customers and partners to the Sun Life family," said Dan Fishbein, MD, President, Sun Life Financial U.S. "We're now poised to offer one of the broadest arrays of employee benefits to U.S. employers of all sizes. We have received an enthusiastic response across the board about the value our combined business will deliver."

"This acquisition shows our commitment to being a leader in the U.S. group benefits business, adding greater breadth, capabilities and talent in one of our strategic pillars for growth," said Dean Connor, President and Chief Executive Officer, Sun Life Financial. "It is also another example of disciplined capital deployment in support of our medium-term financial objectives."

The transaction includes the purchase of a leading Dental business and provider network, a successful Group Life and Disability business, strong products and capabilities in Voluntary Benefits and Vision, and integrated capabilities in benefits communications, deductions reporting, and administration. The two organizations are working to bring the businesses together under the Sun Life brand over the coming months and are committed to a smooth transition process. In the meantime it is business as usual for the brokers and customers of both organizations.

Also included in the transaction is Disability RMS, the leader in partnering with other insurers to offer Disability products.[2] Disability RMS will continue to operate as a dedicated business unit.

With the acquisition, Sun Life Financial's U.S. group business offers an expanded suite of employee benefits in the U.S. and provides insurance protection through more than 60,000 employers in small, medium, and large workplaces across the country.

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[1] The acquiring entity is Sun Life Assurance Company of Canada, a subsidiary of Sun Life Financial Inc. As a result of the transaction, Sun Life Financial's U.S. group benefits business is the sixth-largest group benefits carrier (excluding group healthcare) in the U.S. based on pro forma combined revenue from an internal analysis of publicly available information.

[2] The legal entity being purchased is Disability Reinsurance Management Services, Inc., which is the leading provider in the U.S. of turnkey disability risk management products and services based on reported premiums for the year ended December 31, 2014.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of C$891 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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Media Relations contact:
Simon Townsend
Vice-President
Corporate Communications
T. 416-204-3810
simon.townsend@sunlife.com

Investor Relations contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

U.S. Media Relations contact:
Amanda Gallo
Associate Director
Public Relations
T. 781-446-1264
amanda.gallo@sunlife.com